SECURITIES 03012570 ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53571

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACG SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WALL STREET
(No. and Street)

MANCHESTER	NH	03101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER G. NESS 603-625-0234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCAFFERTY & COMPANY, P.C., CPAs
(Name – *if individual, state last, first, middle name*)

71 SPIT BROOK ROAD	NASHUA	NH	03060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PETER G. NESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACG SECURITIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

REGISTERED PRINCIPAL

Title

Notary Public

Mike E. Gula
Notary Public
My Commission Expires
10/4/2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACG SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

McCafferty & Company, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Members
ACG Securities, LLC
Two Wall Street
Manchester, NH 03101

We have audited the accompanying statement of financial condition of ACG Securities, LLC as of December 31, 2002 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fifteen months then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACG Securities, LLC as of December 31, 2002, and the results of the operations and the cash flows for the fifteen months then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants
February 24, 2003

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society Of Certified Public Accountants

220 Boylston Street
Chestnut Hill, Massachusetts
02467
Tel: 617-964-3232
Fax: 617-964-3235

71 Spit Brook Road
Nashua, New Hampshire
03060
Tel: 603-888-6618
Fax: 603-888-2227

E-mail: tedcpa@ix.netcom.com

ACG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		2002
Cash	$	9,178
Investment in Securities		4,950
Organization Expenses		
(Net of Amortization of 1493)		4,724
Total Assets	$	18,852

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued Expenses	$	850
Members' Equity:		
Members' Capital	$	20,501
Accumulated Deficit		(2,499)
Total Members' Equity		18,002
Total Liabilities and Members' Equity	$	18,852

See Auditors Report and Notes to Financial Statements which are an integral part of these Financial Statements.

ACG SECURITIES, LLC
STATEMENT OF INCOME
FIFTEEN MONTHS ENDED DECEMBER 31, 2002

	2002
Revenues:	$ 5,145
Expenses:	
Amortization	1,493
Regulatory and Bank Fees	223
Dues and Subscriptions	4,704
Professional Fees	850
Miscellaneous	374
Total Expenses	7,644
Net Income / (Loss) Before Taxes	(2,499)
Provision for Tax	-
Net Income / (Loss)	$ (2,499)

See Auditors Report and Notes to Financial Statements which are an integral part of these Financial Statements

ACG SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2002

	Members' Capital	Net Income/ (Loss)	Total
Balance September 1, 2001	$ -	$ -	$ -
Member Contributions to Capital	13,501	-	13,501
Net Loss December 31, 2001	-	(694)	(694)
Balance January 1, 2002	13,501	(694)	12,807
Member Contributions to Capital	7,000	-	7,000
Net Loss December 31, 2002	-	(1,805)	(1,805)
Balance December 31, 2002	$ 20,501	$ (2,499)	$ 18,002

See Auditors Report and Notes to Financial Statements which are an integral part of these Financial Statements

ACG SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2002

	2002
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (2,499)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Amortization	1,493
(Increase) in Investments	(4,950)
(Increase) in Other Assets	(6,217)
Increase in Accrued Expenses	850
Net Cash used by Operating Activities	(11,323)
Cash Flows from Financing Activities:	
Capital Contributions	20,501
Net Increase in Cash	9,178
Cash Balance - September 1, 2001	-
Cash Balance - December 31, 2002	$ 9,178

Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Taxes	-
Interest	-

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Auditors Report and Notes to Financial Statements which are an integral part of these Financial Statements

ACG SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the State of New Hampshire on June 24, 2001 to conduct business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts. mezzanine and equity financing.

Income Taxes

The Company is a Limited Liability Company for federal income tax purposes. Consequently, income or loss flows directly to the members, and income taxes are determined at the member level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $8,328 at December 31, 2002, which exceeded required net capital of $5,000 by $3,328. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 0%.

ACG SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE 1
ACG SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2002

		2002
AGGREGATE INDEBTEDNESS:		
Total Aggregate Indebtedness	$	-
NET CAPITAL		
Members' Capital	$	20,501
Accumulated Deficit		(2,499)
Total Members' equity qualified for net capital	$	18,002
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Investments in Securities		4950
Intangible Assets		4724
Total Non-Allowable Assets:		9,674
Net Capital, as defined	$	8,328
CAPITAL REQUIREMENTS	$	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	3,328
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

As of December 31, 2002 a net difference of $850 in net capital as reported by the Company in the Company's part IIA (unaudited) focus report and the auditors' report existed. The net difference is the result of auditors' adjustments for accrued professional fees.

SCHEDULE II
ACG SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III
ACG SECURITIES, LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
DECEMBER 31, 2002

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV
ACG SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

McCafferty & Company, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

To the Members
ACG Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ACG Securities, LLC for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because ACG Securities, LLC. does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society Of Certified Public Accountants

220 Boylston Street
Chestnut Hill, Massachusetts
02467
Tel: 617-964-3232
Fax: 617-964-3235

71 Spit Brook Road
Nashua, New Hampshire
03060
Tel: 603-888-6618
Fax: 603-888-2227

E-mail: tedcpa@ix.netcom.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Members, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants
February 24, 2003

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